Exhibit 2.1

EXECUTION VERSION

TERMINATION AGREEMENT

This TERMINATION AGREEMENT (this “Agreement”), dated as of May 8, 2014 is by and between Omnicom Group Inc., a New York corporation (“Omnicom”), and Publicis Groupe S.A., a société anonyme (“Publicis”).

WHEREAS, Omnicom and Publicis entered into that certain Business Combination Agreement, dated as of July 27, 2013 (the “BCA”, and capitalized terms used herein and not defined having the meanings assigned thereto in the BCA); and

WHEREAS, the parties desire to terminate the BCA by mutual written consent, and to release each other from all claims, obligations and liabilities arising out of, in connection with or relating to the BCA, in each case, on the terms and subject to the conditions set forth herein.

NOW, THEREFORE, in consideration of the covenants and agreements herein set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the parties agree as follows:

1. Termination. The parties hereby agree that, pursuant to Section 7.1 thereof, the BCA, including all schedules, appendices and exhibits thereto, and all ancillary agreements contemplated thereby, including the Voting and Support Agreement, dated as of July 27, 2013, between Omnicom and the Publicis shareholders named therein, and the Voting and Support Agreement, dated as of July 27, 2013, between Publicis and the Omnicom shareholders named therein (collectively, the “Transaction Documents”) are hereby terminated effective immediately on the date hereof (the “Termination Time”) and, notwithstanding anything to the contrary in the Transaction Documents, including Section 7.5 and Section 8.1 of the BCA, the Transaction Documents are terminated in their entirety and shall be of no further force or effect whatsoever (the “Termination”).

2. Mutual Release; Disclaimer of Liability. Each of Omnicom and Publicis, each on behalf of itself and each of its respective successors, subsidiaries (in the case of Publicis, including Holdco and Merger Sub), affiliates, divisions, assignees, officers, directors, employees, representatives, agents, shareholders and advisors (the “Releasors”), does, to the fullest extent permitted by law, hereby fully release, forever discharge and covenant not to sue any other party, any of their respective successors, subsidiaries, affiliates, divisions or assignees, and any of their respective present or former officers, directors, employees, representatives, agents, shareholders, financial advisors, auditors, attorneys, heirs, administrators, devisees or legatees (collectively the “Releasees”), from and with respect to any and all liability, claims, rights, actions, causes of action, suits, liens, obligations, accounts, debts, demands, agreements, promises, liabilities, controversies, costs, charges, damages, expenses and fees (including attorney’s, financial advisor’s, lender’s or other fees) (“Claims”), howsoever arising, whether based on any national, federal, state or foreign law, principle of common law or right of action, known or unknown, mature or unmatured, contingent or fixed, liquidated or unliquidated, accrued or unaccrued, which Releasors, or any of them, ever had or now have or can have or shall or may hereafter have against the Releasees, or any of them, in connection with, arising out of or related to the Transaction Documents or the transactions contemplated therein or thereby. The release contemplated by this Section 2 is intended to be as broad as permitted by law and is intended to, and does, extinguish all Claims of any kind whatsoever, whether in law or equity or otherwise, that are based on or relate to facts or conditions or actions (known or unknown) that have existed or occurred at any time from the beginning of time to and including the Termination Time. Each of the Re-

leasors hereby expressly waives to the fullest extent permitted by law the provisions, rights, and benefits of California Civil Code § 1542 (or any similar law), which provides:

A general release does not extend to claims which the creditor does not know or suspect to exist in his or her favor at the time of executing the release, which if known by him or her must have materially affected his or her settlement with the debtor.

Nothing in this Section 2 shall apply to any action by any party to enforce the rights and obligations imposed pursuant to this Agreement.

3. Publicity. The parties mutually agree to issue a joint press release in the form attached hereto as Exhibit A regarding this Agreement and the Termination.

4. Confidentiality. The parties agree that only those provisions regarding “Evaluation Material” set forth in that certain Mutual Non-Disclosure Agreement, dated June 19, 2013, between Omnicom and Publicis (the “Confidentiality Agreement”) will survive the Termination, and will remain in full force and effect in accordance with such terms.

5. Expenses. All costs and expenses (including all fees and expenses of counsel, accountants, investment bankers, experts and consultants to a party hereto and its affiliates) incurred by a party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of the Transaction Documents or this Agreement and the transactions contemplated thereby or hereby (“Expenses”) shall be paid by the party incurring such Expenses. Omnicom and Publicis shall each pay fifty percent (50%) of the fees and expenses (whether previously paid by either Omnicom and/or Publicis or remaining or becoming payable from and after the date hereof) of shared antitrust counsel, RBB Economics and Compass Lexecon arising out of or related to the Transaction Documents or the transactions contemplated therein. Each party hereto shall indemnify the others against any claims related to the foregoing.

6. Regarding HoldCo and Merger Sub. Publicis hereby represents and warrants to Omnicom that, since their respective formations, neither Holdco nor Merger Sub has conducted any business activities other than activities incidental to their organization and the transactions contemplated by the BCA. Publicis covenants and agrees that, from and after the date hereof and until the name changes contemplated by Section 7 are completed, Holdco and Merger Sub shall undertake no business or operations other than (i) as required by the litigation to which Holdco and/or Merger Sub are a party (as applicable), and (ii) in pursuit of or incidental to the covenant set forth in Section 7 (Name Change of Holdco and Merger Sub) or their respective dissolution. Publicis hereby indemnifies Omnicom, and holds Omnicom harmless against, any breach of the foregoing representation, warranty or covenant.

7. Name Change of Holdco and Merger Sub. No later than May 31, 2014, Publicis will change the name of each of Holdco and Merger Sub to eliminate any reference to Omnicom, and will provide Omnicom with written confirmation of said name change within one Business Day thereof.

8. Representations and Warranties. Each party represents and warrants to the other that: (i) such party has all requisite corporate power and authority to enter into this Agreement and to take the actions contemplated hereby; (ii) the execution and delivery of this Agreement and the actions contemplated hereby have been duly authorized by all necessary corporate action

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on the part of such party, including any necessary approval of each of such party’s relevant boards; and (iii) this Agreement has been duly and validly executed and delivered by such party and constitutes a legal, valid and binding obligation of such party enforceable against such party in accordance with its terms.

9. Further Assurances. Each party shall, and shall cause its subsidiaries and affiliates to, cooperate with each other in the taking of all actions necessary, proper or advisable under this Agreement and applicable laws to effectuate the Termination and actions contemplated by Section 7 of this Agreement. Without limiting the generality of the foregoing, the parties shall, and shall cause their respective subsidiaries and affiliates to, cooperate with each other in connection with the withdrawal of any applications to or termination of proceedings before any Governmental Entity or Self-Regulatory Organization, in each case to the extent applicable, in connection with the transactions contemplated by the Transaction Documents.

10. Third Party Beneficiaries. Except for the provisions of Section 2 hereof, with respect to which each Releasee is an expressly intended third party beneficiary thereof, this Agreement is not intended to (and does not) confer on any person other than the parties any rights or remedies or impose on any person other than the parties any obligations.

11. Entire Agreement. This Agreement and the Confidentiality Agreement constitute the entire agreement between the parties with respect to the subject matter hereof and supersede all other agreements and understandings, both written and oral, between the parties with respect to the subject matter hereof. The parties hereto acknowledge and agree that the joinder agreement contemplated by Section 5.16 of the BCA was never, and will not be, fully executed and effective or otherwise in force and effect.

12. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware applicable to agreements made and to be performed entirely with the State of Delaware, without regard to the conflict of law provisions hereof that would result in the application of the laws of any other jurisdiction.

13. Submission to Jurisdiction; Appointment of Agent for Service of Process. The parties hereto hereby declare that it is their intention that this Agreement shall be regarded as made under the laws of the State of Delaware and that the laws of said State shall be applied in interpreting its provisions in all cases where legal interpretation shall be required. Each of the parties hereto agrees (i) that this Agreement involves at least $100,000, and (ii) that this Agreement has been entered into by the parties hereto in express reliance upon 6 Del. C. § 2708. Each of the parties hereto hereby irrevocably and unconditionally agrees (A) to be subject to the exclusive jurisdiction of the Delaware Court of Chancery in and for New Castle County, or in the event (but only in the event) that such Delaware Court of Chancery does not have subject matter jurisdiction over such dispute, the United States District Court for the District of Delaware, or in the event (but only in the event) that such United States District Court also does not have jurisdiction over such dispute, any Delaware State court sitting in New Castle County (such applicable court, the “Chosen Court”), waives any objection it may now or hereafter have to personal jurisdiction, venue or to convenience of forum, agrees that all claims in respect of the proceeding or action shall be heard and determined only in the Chosen Court, and agrees not to bring any proceeding or action arising out of or relating to this Agreement or any of the Transaction Documents or the transactions contemplated hereby or thereby in any other court, and (B) (1) to the extent such party is not otherwise subject to service of process in the State of Delaware, to appoint and maintain an agent in the State of Delaware as such party's agent for acceptance of legal

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process, and (2) that, to the fullest extent permitted by applicable law, service of process may also be made on such party by prepaid certified mail with a proof of mailing receipt validated by the United States Postal Service constituting evidence of valid service, and that service made pursuant to (B) (1) or (2) above shall, to the fullest extent permitted by applicable law, have the same legal force and effect as if served upon such party personally within the State of Delaware. For purposes of implementing the parties’ agreement to appoint and maintain an agent for service of process in the State of Delaware, each such party that has not as of the date hereof already duly appointed such an agent does hereby appoint CT Corporation, as such agent.

14. Counterparts. This Agreement may be executed in any number of separate counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement.

[signature page follows]

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IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by and on behalf of each the undersigned as of the date first written above.

OMNICOM GROUP INC.

By:	/s/ Michael J. O’Brien
Name: Michael J. O’Brien
Title: Senior Vice President, General Counsel and Secretary

PUBLICIS GROUPE S.A.

By:	/s/ Maurice Lévy
Name: Maurice Lévy
Title: Chairman and Chief Executive Officer

[Signature Page to Termination Agreement]

Paris and New York, May [ ], 2014 - Publicis Groupe S.A. (Euronext Paris: PUB) and Omnicom Group Inc. (NYSE: OMC) today jointly announced that they have terminated their proposed merger of equals by mutual agreement, in view of difficulties in completing the transaction within a reasonable timeframe. The parties have released each other from all obligations with respect to the proposed transaction, and no termination fees will be payable by either party.

This decision was unanimously approved by the Management Board and the Supervisory Board of Publicis Groupe and the Board of Directors of Omnicom.

In a joint statement, Maurice Lévy, Chairman and Chief Executive Officer of Publicis Groupe, and John Wren, President and Chief Executive Officer of Omnicom Group, stated: "The challenges that still remained to be overcome, in addition to the slow pace of progress, created a level of uncertainty detrimental to the interests of both groups and their employees, clients and shareholders. We have thus jointly decided to proceed along our independent paths. We, of course, remain competitors, but maintain a great respect for one another."

About Publicis Groupe

Publicis Groupe [Euronext Paris FR0000130577, CAC 40] is one of the world’s leading communications groups. The Groupe offers a full range of services and skills: digital (DigitasLBi, Razorfish, Rosetta, VivaKi), advertising (BBH, Leo Burnett, Publicis Worldwide, Saatchi & Saatchi), public affairs, corporate communications and events (MSLGROUP), media strategy, planning and buying (Starcom MediaVest Group and ZenithOptimedia), healthcare communications, with Publicis Healthcare Communications Group (PHCG), and finally, brand asset production with Prodigious. Present in 108 countries, the Groupe employs more than 62,000 professionals.

www.publicisgroupe.com | Twitter: @PublicisGroupe | Facebook: www.facebook.com/publicisgroupe | LinkedIn: Publicis Groupe | http://www.youtube.com/user/PublicisGroupe | Viva la Difference !

About Omnicom

Omnicom Group Inc. (NYSE: OMC) is a leading global marketing and corporate communications company. Omnicom’s branded networks and numerous specialty firms provide advertising, strategic media planning and buying, digital and interactive marketing, direct and promotional marketing, public relations and other specialty communications services to over 5,000 clients in more than 100 countries.

www.omnicomgroup.com | Twitter: @Omnicom

Contacts

Publicis Groupe
Peggy Nahmany	Corporate Communications	+ 33 (0)1 44 43 72 83
Martine Hue	Investor Relations	+ 33 (0)1 44 43 65 00
Stéphanie Constand-Atellian	Investor Relations	+ 33 (0)1 44 43 74 44

Omnicom Group
Joanne Trout		+ (1) 212-415-3669
Shub Mukherjee		+ (1) 212-415-3011